Exhibit 99.3

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

MR SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X 9X9	Security Class COMMON SHARES Holder Account Number C1234567890 XXX

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Form of Proxy - Annual and Special Meeting to be held on Wednesday, April 29, 2020

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of the holder’s choice, to attend and act on the holder’s behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse and return your proxy by mail or vote by Internet at www.investorvote.com. In addition, YOU MUST go to http:// www.computershare.com/HSEQ by 10:30 a.m., Mountain Time, on Monday, April 27, 2020, and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with a Control Number via email. This Control Number will allow your proxyholder to log in to and vote at the meeting. Without a Control Number your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

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7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:30 am, Mountain Time, on Monday, April 27, 2020.

•	You can attend the meeting virtually by visiting the URL provided on the back of this proxy.

01KCQB	CPUQC01.E.INT/000001/i1234

MR SAM SAMPLE	C1234567890
	XXX	123
Appointment of Proxyholder
THE UNDERSIGNED, being the holder of common shares of HUSKY ENERGY INC. (the “Corporation”) hereby nominates, constitutes and appoints Canning K.N. Fok of Hong Kong, a Co-Chairman and a director of the Corporation, or failing him, Robert J. Peabody of Calgary, Alberta, President and Chief Executive Officer and a director of the Corporation	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein as the lawful attorney and proxy of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Annual and Special Meeting of the shareholders of the Corporation to be held via live audio webcast online at https://web.lumiagm.com/289642000 on the 29th day of April, 2020 at 10:30 am (Calgary time) and at any adjournment(s) thereof (the “Meeting”), and without limiting the generality of the foregoing to vote, by ballot or otherwise, the shares represented by this form of proxy.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1.	Election of Directors
		For	Withhold			For	Withhold			For	Withhold

1.	Victor T.K. Li	☐	☐	2.	Canning K.N. Fok	☐	☐	3.	Stephen E. Bradley	☐	☐
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4.	Asim Ghosh	☐	☐	5.	Martin J.G. Glynn	☐	☐	6.	Poh Chan Koh	☐	☐

7.	Eva Lee Kwok	☐	☐	8.	Stanley T.L. Kwok	☐	☐	9.	Frederick S.H. Ma	☐	☐

10.	George C. Magnus	☐	☐	11.	Neil D. McGee	☐	☐	12.	Robert J. Peabody	☐	☐

13.	Colin S. Russel	☐	☐	14.	Wayne E. Shaw	☐	☐	15.	William Shurniak	☐	☐

16.	Frank J. Sixt	☐	☐

										For	Withhold

2.	Appointment of Auditors
The appointment of KPMG LLP as auditors of the Corporation.										☐	☐

										For	Against

3.	Amendments to By-Law No. 1
Confirm amendments to the Corporation’s By-Law No. 1										☐	☐
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Upon any other business which may properly come before the Meeting or any adjournments(s) thereof, in such manner as the said proxyholder sees fit.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

HSEQ	293403	AR2	999999999999

01KCRB